Exhibit 99.1

ATA Announces Subsidiary Submission of New Third Board Listing Application to

National Equities Exchange and Quotations in China

Beijing, China, September 22, 2015 — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced that its wholly owned subsidiary ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”) has submitted an application to the National Equities Exchange and Quotations (“NEEQ”) in China to list on the New Third Board, the over-the-counter stock exchange in China.

ATA Online filed this application to list on the New Third Board in an effort to accelerate the growth of its core testing services business, which is primarily conducted with businesses in China. The Company also believes a New Third Board listing will allow for increased flexibility to raise capital from the Chinese capital markets in the future to fund its continued growth.

Established by the State Council in late 2012, the New Third Board is a national over-the-counter stock exchange that supplements trading activities on the Shanghai and Shenzhen stock exchanges, including the related Growth Equity Market (GEM) exchanges. The New Third Board allows for trading of stock of growth companies that do not otherwise satisfy the requirements for listing on the main Shanghai and Shenzhen stock exchanges, allowing small- to medium-sized enterprises in China access to the capital markets and greater exposure to the investment community. Policies are currently expected to be introduced in the near future to enable NEEQ-registered companies to transfer to the GEM exchanges.

There can be no assurances that ATA Online will be registered on the New Third Board or that any IPO will occur. Any IPO and registration/listing of ATA Online in China is subject to, among other things, market and business conditions, adoption of appropriate rules by the China Securities Regulatory Commission and the applicable stock exchanges, and ATA Online satisfying these rules and other registration/listing and offering requirements.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of June 30, 2015, ATA’s test center network comprised 3,021 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 68.6 million billable tests since ATA started operations in 1999. For more information, please visit ATA’s website at www.atai.net.cn.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Shelly Jiang, Interim CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x 5500	415-568-2255
jiangyan@atai.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com